Exhibit 99.1

TAT TECHNOLOGIES LTD.

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Period Ended September 30, 2025

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	September 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,094	$7,129
Accounts receivable, net of allowance for credit losses of $321 and $400 as of September 30, 2025, and December 31, 2024, respectively	33,330	29,697
Inventory	78,171	68,540
Prepaid expenses and other current assets	6,301	7,848

Total current assets	164,896	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	46,172	41,576
Operating lease right of use assets	5,363	2,282
Intangible assets, net	1,528	1,553
Investment in affiliates	4,460	2,901
Funds in respect of employee rights upon retirement	736	654
Deferred tax assets	683	877
Restricted deposit	297	305

Total non-current assets	59,239	50,148
Total assets	$224,135	$163,362
LIABILI TIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,151	$2,083
Short-term loans	-	4,350
Accounts payable	16,898	12,158
Accrued expenses and other	16,709	18,594
Current maturities of operating lease liabilities	1,358	939

Total current liabilities	37,116	38,124

NON-CURRENT LIABILITIES:
Long-term loans	9,884	10,938
Liability in respect of employee rights upon retirement	1,109	986
Deferred tax liabilities	1,272	-
Operating lease liabilities	4,066	1,345

Total non-current liabilities	16,331	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-
Total liabilities	53,447	51,393

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value at September 30, 2025 and at December 31, 2024, respectively Authorized: 15,000,000 shares at September 30, 2025 and 13,000,000 at December 31, 2024; Issued: 13,225,110 and 11,214,831 shares at September 30, 2025 and at December 31, 2024, respectively; Outstanding: 12,950,637 and 10,940,358 shares at September 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	135,745	89,697
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	499	(76)
Retained earnings	36,532	24,436
Total shareholders' equity	170,688	111,969

Total liabilities and shareholders' equity	$224,135	$163,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenues:
Products	$12,617	$12,164	$37,804	$35,831
Services	33,618	28,295	93,677	75,241
	46,235	40,459	131,481	111,072

Cost of goods:
Products	9,170	8,535	26,613	25,194
Services	25,464	23,443	72,488	62,347
	34,634	31,978	99,101	87,541
Gross profit	11,601	8,481	32,380	23,531

Operating expenses:
Research and development, net	323	326	887	946
Selling and marketing	1,993	1,994	6,106	5,647
General and administrative	4,025	2,715	11,522	8,940
Other income	-	-	-	(390)
	6,341	5,035	18,515	15,143
Operating income	5,260	3,446	13,865	8,388

Interest expenses	(176)	(420)	(835)	(1,183)
Other financial income (expenses), net	206	(315)	(293)	(308)
Income before taxes on income (taxes benefit)	5,290	2,711	12,737	6,897

Provision for taxes on income (taxes benefit)	821	15	1,624	(94)
Profit before share of equity investment	4,469	2,696	11,113	6,991

Share in profits of equity investment of affiliated companies	372	169	983	601
Net income	$4,841	$2,865	$12,096	$7,592

Earnings per share
Basic	$0.37	$0.27	$1.03	$0.73
Diluted	$0.37	$0.26	$1.02	$0.69

Weighted average number of shares outstanding
Basic	12,911,050	10,609,867	11,776,747	10,462,012
Diluted	13,078,467	10,829,749	11,904,044	11,055,263

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Net income	$4,841	$2,865	$12,096	$7,592
Other comprehensive income (loss), net
Net unrealized losses from derivatives	-	-	-	(27)
Change in foreign currency translation adjustments	(101)	(43)	575	121
Total comprehensive income	$4,740	$2,822	$12,671	$7,686

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated other comprehensive income (loss)
	Number of shares issued	Amount	Additional paid-in capital		Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2024:
Comprehensive income	-	-	-	94	-	7,592	7,686
Exercise of option	84,006	12	(12)	-	-	-	-
Cancellation of par value	-	(3,152)	3,152	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $152	673,340	-	9,923	-	-	-	9,923
Share based compensation	-	-	210	-	-	-	210
BALANCE AT SEPTEMBER 30, 2024	11,134,431	$-	$89,608	$121	$(2,088)	$20,861	$108,502

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income	-	-	-	575	-	12,096	12,671
Exercise of option	142,981	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	680	-	-	-	680
BALANCE AT SEPTEMBER 30, 2025	13,225,110	$-	$135,745	$499	$(2,088)	$36,532	$170,688

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated other comprehensive income
	Number of shares issued	Amount	Additional paid-in capital		Treasury shares	Retained earnings	Total equity

BALANCE AT JUNE 30, 2024	10,426,194	$3,152	$76,512	$164	$(2,088)	$17,996	$95,736
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2024:
Comprehensive income (loss)	34,897	-	-	(43)		2,865	2,822
Exercise of option		(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $152	673,340	-	9,923	-	-	-	9,923
Share based compensation	-	-	21	-	-	-	21
BALANCE AT SEPTEMBER 30, 2024	11,134,431	$-	$89,608	$121	$(2,088)	$20,861	$108,502

BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income (loss)	-	-	-	(101)	-	4,841	4,740
Exercise of stock option	63,348	-	-	-	-	-	-
Share based compensation	-	-	167	-	-	-	167
BALANCE AT SEPTEMBER 30, 2025	13,225,110	$-	$135,745	$499	$(2,088)	$36,532	$170,688

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,841	$2,865	$12,096	$7,592
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,249	1,514	3,762	4,319
Non-cash financial (income) expenses	126	220	634	(266)
Change in allowance for credit losses	(104)	(40)	(79)	-
Share in profits of equity investment of affiliated companies	(372)	(169)	(983)	(601)
Share based compensation	167	21	680	210
Gain on disposal of property, plant and equipment	-	-	-	(355)
Deferred income taxes, net	884	12	1,466	(91)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(960)	(3,456)	(3,554)	(9,706)
Decrease (increase) in prepaid expenses and other current assets	281	(555)	1,464	(838)
Increase in inventory	(1,757)	(5,112)	(9,052)	(10,655)
Increase in trade accounts payable	1,334	3,825	4,740	2,916
Increase (decrease) in accrued expenses and other	1,806	3,665	(1,765)	2,618
Net cash provided by (used in) operating activities	7,495	2,790	9,409	(4,857)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,743)	(1,621)	(8,910)	(3,588)
Proceeds from sale of property and equipment	-	-	-	1,306
Net cash used in investing activities	(2,743)	(1,621)	(8,910)	(2,282)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(473)	(504)	(1,560)	(1,454)
Proceeds from issuance of ordinary shares and exercise of underwriters’ option	-	9,923	48,550	9,923
Issuance costs of ordinary shares and exercise of the underwriters' option	(362)	-	(3,182)	-
Net change in short term loans from banks	-	(10,072)	(4,350)	(9,404)
Net cash provided by (used in) financing activities	(835)	(653)	39,458	(935)

Net increase (decrease) in cash and cash equivalents and restricted cash	3,917	516	39,957	(8,074)
Cash and cash equivalents and restricted cash at beginning of period	43,474	8,352	7,434	16,942
Cash and cash equivalents and restricted cash at the end of period	$47,391	$8,868	$47,391	$8,868

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	1,948	$228	3,783	$818
Reclassification between inventory and property, plant and Equipment	-	-	579	60
Supplemental disclosure of cash flow information:
Interest paid	430	437	946	1,289
Income taxes paid	21	-	197	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 - GENERAL

TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT has the following wholly owned subsidiaries, hereinafter collectively referred to as the “Group”: Limco-Piedmont Inc. (“Limco-Piedmont”), Limco Airepair Inc. (“Limco”), a wholly owned Delaware subsidiary of Limco-Piedmont, Piedmont Aviation Component Services LLC (“Piedmont”), a North Carolina limited liability company, wholly owned subsidiary of Limco-Piedmont Inc., and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC (“TAT-Engineering”), which was established in January 2016 as a joint venture. The accounting treatment of the joint venture is based on the equity method due to participating rights granted to the other stockholder.

TAT operations is focused  on the following four segments: (i) Original Equipment Manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through the Kiryat Gat facility; (ii) Maintenance Repair and Overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through Limco; (iii) MRO services for aviation components (mainly Auxiliary Power Unit (“APU”) and Landing Gear (“LG”)) through Piedmont ; and (iv) overhaul and coating of jet engine components through Turbochrome. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange (“TAT Tech”).

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Northern Israel. Following the attacks, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, Israel faces threats from more distant neighbors such as terrorist groups in Yemen, which attached Israel and limited the movement of marine shipments to Israel through the Red Sea. Further, on June 13, 2025, the Israel’s security cabinet declared a military operation against Iran, while Iran, in retaliation, launched hundreds of ballistic missiles toward Israel, some of which reached central areas. While most were intercepted by Israel’s multi-layered air defense systems, injuries were reported, and several casualties occurred.  On June 24, 2025, a ceasefire was implemented between Iran and Israel and, as of the date hereof, remains in place. In October 2025, a U.S.-brokered cease-fire between Israel and Hamas took effect. The cease-fire remains in place; however, its stability and duration remain uncertain. To date, the Company’s operations and financial results have not been materially affected by these events.

Also, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. For the three and nine months ended on September 30, 2025, the Group’s activity in Israel contributed $12,207 and $36,339 out of total revenue of $46,235 and $131,481, respectively.

Furthermore, during 2025, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. These lead to higher material and labor costs, and as a result the Company decided to retain higher inventory levels. The Company actively collaborates with its suppliers to minimize the impacts of supply shortages on manufacturing and MRO services.

International operations are subject to a number of other risks, including import and export laws and the impact of tariffs. Changes in global tariff regimes, whether recently implemented or anticipated, may have broader implications for the Company’s operations. These may include increased volatility in purchasing prices due to shifting import costs, particularly with respect to raw materials and components sourced internationally. Furthermore, elevated tariffs can affect the pricing structure and profitability of cross-border transactions, potentially requiring adjustments to existing contracts with customers and suppliers located outside of the United States. While the full impact of these tariffs remains uncertain, since the Company serves its U.S. customers from production facilities in the U.S., the Company has ability to negotiate, and the tariffs will be substantially pass to customers. The Company is expecting minimal to no impact from the changes above.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

The accompanying interim consolidated balance sheet as of September 30, 2025, the interim consolidated statements of income, interim statements of cash flows and the interim consolidated statements of shareholders’ equity for the three and nine months ended September 30, 2025 and 2024 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of September 30, 2025, as well as its results of operations and cash flows for the three and nine months ended September 30, 2025 and 2024.

The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for other interim periods or for future years.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2025.

b.	Fair value measurement

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

◾
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

◾	Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data or active market data for similar but not identical assets or liabilities.

◾	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value. During 2024, the Company ceased its hedging activity. As of September 30, 2025, the Company does not hold financial instruments measured at fair value on a recurring basis. The Company’s financial instruments consist mainly of cash and cash equivalents, restricted deposits, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

c.	Significant Accounting Policies

There have been no changes to the significant accounting policies described in the 2024 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

d.	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to recoverability of inventory, provision for current expected credit loss, and income taxes.

e.	Concentrations of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and deposits, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been affected by certain banking institutions in the U.S. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group has a relatively large number of customers with established private and public companies, and governmental institutions which mitigate the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of September 30, 2025 and December 31, 2024 the Company has a single customer which represents 15% and 24% of the Company's accounts receivable, respectively.

f.	Recently issued accounting pronouncements, not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impact and method of adoption.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

On July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 - INVENTORY

Inventory is composed of the following:

	September 30, 2025	December 31, 2024

Raw materials and components	$61,480	$50,197
Work in progress	15,854	17,382
Finished goods	837	961

Total inventory	$78,171	$68,540

Inventories write down expenses due to slow inventory amounted to $294 and $254 for the three months ended September 30, 2025 and 2024, respectively. Inventories write down expenses due to slow inventory amounted to $884 and $494 for the nine months ended September 30, 2025 and 2024, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments

The Company is committed to paying royalties as percentage of revenue or as a percentage of purchase in the amount range from 5% to 25% to certain OEM as part of the Company’s licenses agreements. Royalties expense was $1,746 and $1,408 for the three months ended September 30, 2025 and 2024, respectively. Royalties expense was $4,208 and $3,622 for the nine months ended September 30, 2025 and 2024, respectively.

b.	Litigation

On July 12, 2022, TAT filed a suit against TAT Industries Ltd. in the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. The evidentiary hearings concluded on June 29, 2025, and the parties are expected to complete their closing arguments by November 25, 2025. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd. and TAT estimates that is not probable that TAT Industries Ltd.’s claim against TAT will be approved.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONT)

c.	Leases

In April 2025, Piedmont signed a renewal of lease agreement for a facility in Greensboro, North Carolina, U.S., for 5 years, with a lease term commencing on July 1, 2025, and that will expire on June 30, 2030. Piedmont has an option of extending the terms of the lease for another 5 years, commencing upon expiration of the extended term. This option was not considered in the calculation of the ROU assets and lease liability. As a result, the Company recognized an ROU assets and related operating lease liability of approximately $1.6 million.

In May 2025, Limco signed a new lease agreement for an R&D facility in North Carolina, U.S., with a lease term of 10 years that will expire on April 30, 2035. Limco has the right to terminate the lease at the end of the 7th year subject to payment of termination fee of $225 thousand plus other charges. As a result, the Company recognized an ROU assets and related operating lease liability of approximately $1.0 million.

In August 2025, TAT signed a new lease agreement for a facility in Kiryat Gat, Israel, with a lease term of 5 years that will expire in August 2030. TAT has an option of extending the terms of the lease for another 5 years, commencing upon expiration of the new lease term. This option was not considered in the calculation of the ROU assets and lease liability. As a result, the Company recognized an ROU assets and related operating lease liability of approximately $0.9 million.

The Company used a discount rate for the above non-cancellable operating leases ranging from 6.65% to 7.59% in the U.S and 5.22% in Israel.

NOTE 5 - EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Numerator for EPS:
Net income	$4,841	$2,865	$12,096	$7,592
Denominator for EPS:
Weighted average shares outstanding – basic	12,911,050	10,609,867	11,776,747	10,462,012
Dilutive shares	167,417	219,882	127,297	593,251
Weighted average shares outstanding – diluted	13,078,467	10,829,749	11,904,044	11,055,263
EPS:
Basic	$0.37	$0.27	$1.03	$0.73
Diluted	$0.37	$0.26	$1.02	$0.69

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6 - EQUITY TRANSACTION

a.	Stock options

In February 2025, the Board of Directors approved the grant of 230 thousand options to officers and senior executives of the Company under the terms and conditions of the 2012 and 2022 Stock Option Plans. The grants have an exercise price of $29.93 per share, a grant date fair value of $2,444 thousand.

In August 2025, the Board of Directors approved the grants of the following options to officers and senior executives of the Company under the terms and conditions of the 2022 Stock Option Plans:

i.	50 thousand options with an exercise price of $29.93 per share, a grant date fair value of $842 thousand.
ii.	50 thousand options with an exercise price of $38.91 per share, a grant date fair value of $798 thousand.
iii.	110 thousand options with an exercise price of $38.27 per share, a grant date fair value of $1,892 thousand

The above share-based awards will vest over four years, of which 25% shall vest after 12 months of the date of grant; and 6.25% shall vest at the end of each 3 months after the first anniversary of the date of grant. The fair value of share-based awards is estimated using the Black-Scholes valuation model and is recognized as stock base compensation expense over the requisite service period, net of estimated forfeitures. The fair value of the share-based awards for the nine months ended September 30, 2025 was estimated using the following assumptions: (1) expected volatility of 50.0%, (2) expected option life of 4.61 years, (3) risk free interest rate ranging to 3.67% to 4.30% and (4) dividend yield of 0%. As of September 30, 2025, the total unrecognized compensation expense is $6,162 with a weighted average unrecognized compensation period of 1.77 years.

b.	Increase authorized shares

At a special shareholder meeting in March 2025, TAT’s shareholders approved the increase of its authorized share capital from 13,000,000 to 15,000,000.

c.	Public offering

On June 3, 2025, the Company completed a public offering of 1,625,000 of its ordinary shares, no par value per share, at a public offering price of $26.00 per share for gross proceeds of $42.3 million. The issuance costs incurred were $2.8 million, hence, generating net proceeds of $39.4 million.

In addition, 2,525,000 ordinary shares were sold by existing shareholders as part of the same offering.

On June 26, 2025, the underwriters exercised in full their option to purchase an additional 242,298 ordinary shares from the Company and 380,202 ordinary shares from selling stockholders at offering price of $26.00. The issuance costs incurred were $0.4 million. This resulted in additional net proceeds of approximately $6.0 million to the Company.

The net proceeds for the Company from this public offering after issuance costs is $45.4 million.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

◾
OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board of commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

◾
MRO services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

The Group’s chief operating decision-maker ("CODM") is the CEO of the Company. The CODM evaluates segment performance and allocates the Company’s resources, the CODM uses segment measures of revenue, gross profit, operating income and total assets. The CODM reviews budget-to-actual variances of both profit measures on a monthly basis when making decisions about allocation of the Company’s resources to the segments.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Nine Months Ended September 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$30,091	$33,371	$61,274	$6,745	$-	$131,481
Revenues - internal	497	1,506	-	-	(2,003)	-

Cost of revenues	21,269	25,466	50,891	3,591	(2,116)	99,101
Gross profit	9,319	9,411	10,383	3,154	113	32,380

Research and development	391	494	-	2	-	887
Selling and marketing	1,249	1,716	2,722	419	-	6,106
General and administrative	4,106	2,594	4,337	485	-	11,522
Operating income	3,573	4,607	3,324	2,248	113	13,865

Financial expenses, net						1,128
Income before taxes						$12,737

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Nine Months Ended September 30, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$27,519	$30,239	$47,808	$5,506	$-	$111,072
Revenues - internal	782	1,709	-	-	(2,491)	-

Cost of revenues	18,400	26,884	41,736	3,127	(2,606)	87,541
Gross profit	9,901	5,064	6,072	2,379	115	23,531

Research and development	288	239	383	36	-	946
Selling and marketing	1,685	1,489	2,170	303	-	5,647
General and administrative	2,638	2,306	3,647	349	-	8,940
Other segment income	-	(2)	(388)	-	-	(390)
Operating income	5,290	1,032	260	1,691	115	8,388

Financial expenses, net						1,491
Income before taxes						$6,897

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Three Months Ended September 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$10,397	$10,550	$22,980	$2,308	$-	$46,235
Revenues - internal	160	608	-	-	(768)	-

Cost of revenues	7,382	8,504	18,146	1,400	(798)	34,634
Gross profit	3,175	2,654	4,834	908	30	11,601

Research and development	73	180	-	70	-	323
Selling and marketing	345	580	925	143	-	1,993
General and administrative	1,626	856	1,378	165	-	4,025
Operating income	1,131	1,038	2,531	530	30	5,260

Financial income, net						30
Income before taxes						$5,290

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Three Months Ended September 30, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$9,138	$10,779	$18,645	$1,897	$-	$40,459
Revenues - internal	275	210	-	-	(485)	-

Cost of revenues	6,125	9,252	16,341	733	(473)	31,978
Gross profit	3,288	1,737	2,304	1,164	(12)	8,481

Research and development	82	83	156	5	-	326
Selling and marketing	561	525	793	115	-	1,994
General and administrative	633	633	1,359	90	-	2,715
Operating income	2,012	496	(4)	954	(12)	3,446

Financial expenses, net						735
Income before taxes						$2,711

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Nine Months Ended September 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$76,199	$45,533	$93,496	$10,302	$(1,395)	$224,135
Depreciation and amortization	648	822	2,147	265	(120)	3,762
Expenditure for segment assets	2,154	571	5,990	195	-	8,910

	Year Ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$33,726	$40,698	$80,014	$10,182	$(1,258)	$163,362
Depreciation and amortization	642	1,040	3,412	388	(27)	5,455
Expenditure for segment assets	1,972	1,124	1,347	683	-	5,126

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 - REVENUES

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Sale of Products
United States	$7,619	$7,899	$22,685	$21,832
Europe	1,182	822	2,908	2,546
Israel	1,708	665	5,611	2,561
Other	2,108	2,778	6,600	8,892
	$12,617	$12,164	$37,804	$35,831

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Sale of Services
United States	$22,604	$21,370	$62,445	$56,365
Europe	4,932	3,463	13,955	7,988
Israel	1,508	1,220	4,778	3,669
Other	4,574	2,242	12,499	7,219
	$33,618	$28,295	$93,677	$75,241

b.	Contract liabilities:

	September 30,	December 31,
	2025	2024
Opening balance	$6,928	$5,239
Revenue deferrals	4,230	7,012
Revenue recognized	(4,611)	(5,323)
Closing balance	$6,547	$6,928

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 - INCOME TAXES

Income taxes are accounted for in accordance with ASC 740 "Income Taxes". This statement prescribes the use of the asset and liability method; whereby deferred tax assets and liabilities account balances are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and for tax loss carry-forwards. Deferred taxes are measured using the enacted laws and tax rates that will be in effect when the differences are expected to be reversed. The Group provides a valuation allowance, if it is more likely than not that a portion of the deferred income tax assets will not be realized.

The Group’s consolidated interim effective tax rate is based upon expected annual income from operations, statutory tax rates, and tax laws in the various jurisdictions in which the Group operates. Significant or unusual items, including those related to the change in U.S. tax law as well as other adjustments to accruals for tax uncertainties, are recognized in the quarter in which the related event occurs.

On July 4, 2025, the U.S. enacted H.R. 1 "A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14", commonly referred to as the One Big Beautiful Bill Act ("OBBBA", or "OB3"). OB3 contains a broad range of provisions affecting businesses, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, including provisions related to bonus depreciation and immediately expensing domestic research and development, as well as modifications to foreign derived intangible income and the restoration of other favorable tax provisions. The legislation has multiple effective dates, with certain provisions, including elective 100% bonus depreciation for assets placed in service after January 19, 2025, with many others generally not effective until 2026 through 2027. The effects of the new legislation are recognized upon enactment.

For the three months ended September 30, 2025 and 2024, the Group's effective tax rate was 14% and 1%, respectively. For the three months ended September 30, 2025, the Group's effective tax rate was impact to the greater extent by the Group’s generated income before taxes for the period and some extent the change in tax law enacted, in accordance with OB3.The restoration of 100% bonus depreciation has increased deferred tax liability, and the immediate expensing of domestic research and development and change in interest expense limitation has created a decrease in deferred tax assets. As a result of these additional current deductions brought by these three changes, the U.S. subsidiaries utilized less net operating loss carryover to offset taxable income in tax year 2025. Hence, the overall impact of the OB3 adoption by the U.S subsidiaries was not significant. For the three months ended September 30, 2024, the Group's effective tax rate was reduced by deferred tax impact of pre-tax losses.

NOTE 10 - SUBSEQUENT EVENTS

On November 4, 2025, at the Annual and Special General Meeting of the shareholders a resolution was approved to increase the authorized capital stock of the Company from 15,000,000 ordinary shares to 19,000,000 ordinary shares.